September 5, 2024

Fred P. Lampropoulos
President, Chief Executive Officer and Director
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

       Re: Merit Medical Systems, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 2, 2024
           File No. 000-18592
Dear Fred P. Lampropoulos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program